02033149

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...1-28 February....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 12 March 2002 BY.............................

Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature



United Utilities

Press Releases

<< b

National Audit Office latest success for Your Communications - 05/03/02

Manchester-based Your Communications has won the contract to host the website for the National Audit Office (NAO) in London. The £30K annual deal was sealed when Your Communications beat off competition from two other companies that were shortlisted to tender.

As a public sector body, security of the NAO site is paramount, as is the need to assure availability and accessibility on a 24 / 7 basis. Your Communications was able to meet these requirements as a result of its specialist expertise in the e-Security field as well as extensive experience in providing Website Hosting services.

The NAO is a totally independent agency that scrutinises public spending on behalf of Parliament, reporting on the efficiency and effectiveness of government departments and public bodies. It audits over 550 accounts a year covering expenditure of over £650 billion saving the taxpayer millions of pounds.

Based at the Redbus Interhouse Hosting Centre, the NAO system features one web server one application server, redundant network cards and redundant power supply units - all helping to ensure security and continuity of service at all times.

"We are delighted to gain this prestigious business from a major public sector body," commented Your Communications' Account Manager Sarah Edwards." The NAO is a major win for us and adds significantly to our presence in the public sector field. We are now actively engaged with a number of local and national government offices, and are planning for continued growth in this area."

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its Internet Business Group provides a range of specialist Internet, e Business, Multimedia and e-Security services through dedicated specialist teams. Its parent company is United Utilities, a FTSE 100 company.

Issued by TDM Marketing Associates on behalf of Your Communications

Author: Ed Beattie, TDM Marketing Associates

For further information please visit http://www.yourcommunications.co.uk



United Utilities

Press Releases

<< b

Fast growing green energy business appoints new director - 11/02/02

United Utilities' fast growing green energy business, one of the UK's foremost developer renewable energy projects, has appointed a new director. Nick Dawson will join the management team based in Cardiff looking to take advantage of the business opportuni in the green energy and carbon management markets. He will have responsibility for the procurement and operation of the company's portfolio of schemes. Nick joins the busine from Carillion where he was responsible for the development of privately financed construction projects. He also has extensive experience of the offshore oil and gas indu United Utilities Green Energy has a variety of technologies already within its portfolio, ranging from hydropower and waste to offshore win and on-site embedded generation. Gordon Waters, managing director of Contract Solutions, of which green energy is a par said: "This appointment is a significant step in the development of our green energy and carbon management business. "We have become one of the UK's leading initiators, developers and operators of renewable energy schemes, with more than 40 operational sites throughout the country. "Our plans are to double our generation capability over the next three years. Nick will play a vital role in helping us achieve these ambitious targets.

Author: Jennifer Ware



Press Releases

<< b

Sewer investment work gets underway - 11/02/02

Householders in Oswaldtwistle are to benefit from an investment in the sewerage system which will reduce the risk of flooding.

United Utilities is spending £45,000 on renovating and reinforcing the sewers in New Lane and Thwaites Street. The project is starting on Monday, February 18.

This will alleviate flooding to eight properties in New Lane which have suffered from incidents in the past.

Project engineer Andrew Nixon said: "It is essential we carry out this work. This is a very old sewer which is now being overloaded and struggling to cope when we have very hea prolonged rainfall.

"We will be laying a new 225mm diameter sewer that will strengthen and provide more capacity for the existing network.

"Unfortunately it will mean that traffic will have to be stopped from turning into Thwaites Street from its junction with New Lane from Monday, February 18 for up to eight weeks while we carry out the work.

Every effort has been made in planning the scheme to minimise disruption, however in order to replace the sewer it is necessary to dig up the roadway.

Andrew said: "We do apologise for any inconvenience this may cause but can assure people we will be working as quickly as possible to complete the scheme."

The project is expected to be completed within eight weeks.

Author: Helen Lord

Press Releases

<<b

Stretford High School – a Language College winner - 11/02/02

Frances Done, the chief executive of the Commonwealth Games, has officially opened Stretford High School as a Community Language College.

The Games chief toured the new Language College a week ago last Friday (1 February) after pupils and staff staged seven days of events climaxing in an 'electronic' version of Commonwealth Games.

Language College status for Stretford High School has been won on the back of support from both the public and private sector. Support made possible because the School falls within the Salford and Trafford Education Action Zone (STEAZ) and therefore qualifies for matched funding.

Karen Todd, headteacher at Stretford High School, said: "It was wonderful to have Frances here to officially open the Community Language College. The specialist status we now enjoy will bring many advantages to the School."

She added: "Enthusiasm is the common link that binds this School and the Commonwealth Games together. It is also the driving force needed for success in any project."

The Manchester-based business to business telecoms company, Your Communications one of the main sponsors of the new Community Language College and the new Information Technology suite has now been named after the company. The £30,000 the company gave to the STEAZ has been matched by the Government.

Richard Winchester, engineering programme manager from Your Communications who been closely involved with the School, said: " We have been delighted to have played a in the development of this new facility, along with a number of other sponsors. Facilitating communication is at the heart of what we do. We wish the College every success for the future."

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its specialist sector teams offer complete communications packages tailored to fit specific businesses needs. It also offers wholesale products through select telecoms resellers. Its parent company is United Utilities, a FTSE100 company.

Issued by TDM Marketing Associates on behalf of Your Communications.

Author: **Simon Shrouder, TDM Marketing Associates**

For further information please visit **http://www.yourcommunications.co.uk**



United Utilities

Press Releases

<< bac

Improving water supplies in Bromborough - 04/02/02

A £2.4million scheme to improve the quality of water supplies to over 16,000 customers in Bromborough moves into a new phase on Monday, February 18. United Utilities is replacin more than 50 kilometres of old cast iron mains in the area with modern plastic materials. The entire project will be completed by March 2003. United Utilities' project manager Bryar Beverly, said: "The new mains will bring long term benefits, helping to reduce instances of discoloured water; improved pressure and less risk of bursts and disruption in the future." Mains in the area are cast-iron and some were installed before the turn of the 20th century They will be replaced by their modern plastic equivalent. Most of the replacement work will use a technique known as slip-lining, the equivalent of key-hole surgery for water mains. "Instead of digging lots of trenches and causing noise, dust and disruption in the area, we will be able to open smaller access holes and feed the new main down the length of the olc one," said Bryan. In this phase of the project around 600 customers in streets around Belmont Avenue, Churchwood Close, Croft Lane and Mark Rake will be affected. All customers in those areas which will be affected have been notified about the work and informed that at times the company may have to turn off the water supply. Customers may also suffer from poor pressure or have discoloured water at certain times. Customers whose water supply needs to be turned off will be notified of the date and duration of the shut-off 48 hours in advance. "I would urge residents to bear with us while we carry out the work. The long-term benefits will outweigh any short-term disruption," added Bryan.

Author: **Suzanne Rigby**

United Utilities

Press Releases <<b

Hidden power benefits on the way - 07/02/02



Electricity customers across the North west will benefit from a more reliable service as United Utilitie Electricity begins to install a new type of 'invisible' power cable this year.

The new plastic cable will not be seen because it is replacing the traditional paper insulated type used underground on the 6,600 and 11,000 volt network for 90 years. It will not replace overhead wires.

In trials the new cable suffered faults once per every 5,000 kilometres, far less frequently than the old type. It will be installed as lengths of old cable become life expired, which will take many years as the existing, durable cable has a long life span.

It comprises a quarter of the company's 44,000 kilometres of underground cables, most built up urban areas from Carlisle, Cumbria, to Macclesfield, Cheshire.

"Our investment programme must give priority to those networks which threaten to cause problems for our customers," said Dave Horsman, United Utilities circuits manager. "We have begun a training programme to instruct about 150 people in new jointing methods.

"The new type is slightly cheaper and we expect to save about £250,000 a year on the cable and associated materials. But the main benefit will be more reliable supplies and fewer interruptions to service."

Author: John Carberry



United Utilities

Press Releases

<< b

Underground work helps traffic - 11/02/02

United Utilities is applying the latest technology to avoid traffic chaos at one of Wirral's busiest roundabouts.

To replace old sewers under the roundabout outside Sainsburys in Upton the company wil be using a modern re-lining technique that avoids the need to dig up the road.

The method, which only requires access through manholes, has already been used successfully to avoid disruption to the heavy traffic along Arrowe Park Road.

The work marks the final stages in a £394,000 investment to improve the sewer system right across Wirral.

United Utilities' project manager Dawn Harrington said: "The projects involve upgrading total of 2,121 metres of old sewers as part of our ongoing commitment to improvement.

"Old sewers can develop problems and by doing the work now in a planned and managed way we are able to avoid the unexpected and not have to deal with the problems as an emergency, with all the disruption that would entail."

Across the north west between 2000 and 2005 the United Utilities is investing more than billion in water quality and environmental improvements – the largest programme of its kin in the country.

The current projects have been designed and managed on behalf of United Utilities by Wirral Metropolitan Borough Council.

Areas where work has already been completed include Rowson Street and Kings Parad New Brighton, Black Horse Hill in West Kirby, Pasture Road in Moreton and stretches of Hoylake Road between Birkenhead and Hoylake.

Closed-circuit television cameras were first used to identify the worn-out sewer sections while the latest relining technology was used wherever possible to keep disruption to a minimum.

The method involves inserting a sock-like soft liner containing polymer resin into the old sewers. Water is then added and heated, after which the resin is allowed to set to form a new rigid lining.

Author: John Carberry

United Utilities

Press Releases

<< b

Scramblers will be prosecuted - 11/02/02

Landowners, local authorities and the police are joining forces to stop illegal motorbike scramblers vandalising Lancashire's beauty spots.

Despite repeated efforts by United Utilities and local authority rangers to stop motorcros and trial bike riders from regularly using the Worsthorne Moor, Clowbridge areas of Burnle the heartless bikers continue to destroy important habitat.

Lancashire Police are now taking action to help stop the illegal scramblers. Any bikers found to be riding the moors will be prosecuted and fined up to £1,000.

Letters have already been sent to individuals who have been spotted on the moors advising them that if they are found on the moors again they will be prosecuted.

The moors are considered of international importance for their breeding bird community They have been designated a Special Protection Area by European legislation and form part of the South Pennines Site of Special Scientific Interest.

United Utilities countryside ranger Glynn Haworth said: "Apart from the noise and disturbance which terrifies the birds, the rutting of the land caused by the bikes channels water, reducing the amount of precious wetland for the wading birds such as dunlin and snipe.

"The moors are a precious haven for their natural habitats and wildlife. Birds such as peregrine, twite and short-eared owls make their home on the moors and the blanket peat with its cotton grass, heather and marshy pools, is nationally important.

"We are getting up to 25-30 motorbikes a day scrambling all over the moors," said Glynn "scarring the landscape and frightening the wildlife, as well as farmers' livestock. The area is popular with walkers, families, horse-riders and mountain bike cyclists, all of who have every right to be there to enjoy the peace and beauty of the moors.

"The motorcyclists are destroying that peace and beauty for everyon on land that they have no legal right to enter. We have been putting up signs but they are being ignored and even knocked down. As the bikers don't seem to care about destroying the environment and harming wildlife hopefully they will care about being prosecuted and having their bank balance reduced.

"The surprising thing is the age range of the people doing this. You might expect it to be youngsters whose enthusiasm gets the better of them, however, we have noticed that the are nearer the 35-40 age range."

Worsthorne Moor was one of the very first public access areas to be set up in the UK an dates from 1956.

The Worsthorne Moors are a water catchment area, owned by United Utilities.

Author: **Helen Lord**



Press Releases

<<b

£266k improvement scheme for Ribbleton sewers - 12/02/02

Sewers in the Ribbleton area of Preston, dating back to 19th century, are to be renovate by United Utilities at a cost of £266,000.

Work is due to start on Monday, February 25 on the scheme to renovate 641 metres of brick sewers.

United Utilities project manager,Andrew Nixon said:" These sewers are in a poor structural condition and this work will prevent any sewer collapse which would have caused seriou disruption.

"By using mainly a no-dig pipeline rehabilitation technique not only can we carry out quicker installation and reduce costs but also ensure minimal disruption in the areas concerned.

Work will take place beneath the following areas: Ribbleton Lane, Swan Street, Ribbleton Place, Owen Street, Cook Street, Dunmore Street, St Mary's Street, Stanley Street and London Road.

A short section passes beneath the Prison on Ribbleton Lane, Preston although no access into the sewer exists from within the sewer grounds.

The work will not require any road closures but there will be traffic restrictions on some minor roads. In some areas temporary pumping hoses will be buried under highways on Sundays when traffic flow is light.

"We have worked closely with Preston Borough Council to carefully plan the renovation work so that it causes the minimum disruption," said Andrew.

Work is expected to continue for over three months.

Between 2000 and 2005 United Utilities plans to invest £3 billion in environmental and water quality improvements across the North West, the largest investment programme of its kind in the country – equivalent to more than £1,000 for every home in the region.

Author: Helen Lord

United Utilities

Press Releases

<<b

Build a bird box - brighten the environment - 18/02/02

Staff at Coldwell Activity Centre, Burnley, will be helping residents of local care homes bui homes for birds in the first of a series of community activity day which start on Tuesday, February 19.

United Utilities has donated 20 bird box kits which will provide new wildlife habitats for robins, wrens and blue tits.

This is one of four events the staff are organising for community groups in the area. Residents from Favordale Residential Home, Colne and Brierfield House Nursing and Residential Home, Nelson, will also be shown RSPB videos of the types of birds they are likely to attract to the boxes.

United Utilities countryside ranger, Glynn Haworth, said: "It's a great way for people to do their bit for wildlife. They will either leave the boxes in woodlands surrounding the centre take them back to their homes and attract wildlife that will brighten their own environment.

Linda Williams, Centre group co-ordinator and a United Utilities volunteer ranger, said: " hope to run more courses like this one – it's great fun building the boxes and they will attract more wildlife to the woodland for visitors to enjoy in the future."

Note to editors:

The activity centre, which is owned by United Utilities, provides recreational facilities for people with learning or physical difficulties and disabled community groups. The charity runs a wide range of activities including horse riding and pond dipping.

Author: Helen Lord



United Utilities

Press Releases

<< b

Thousands take up discount - 22/02/02

Householders in the North West have saved over £500,000 on their water bills – just by changing the way they pay.

The savings – enough to keep an average home supplied with water for the next 2,000 years – follow United Utilities' introduction of a direct debit discount scheme.

United Utilities was the first company to pass on savings to its customers in this way when it launched the scheme last April.

Already more than 100,000 customers have signed up to save themselves £5 on their yearly water bill.

United Utilities customer service director Gary Dixon said: "The response to the discount scheme has been fantastic, and now there is another chance for more people to take advantage of the scheme as this year's bills go out."

The average household water bill next year will be £230 – equivalent to 63p per day, less than it was four years ago.

Gary added: "Sixty-three pence per day is, of course, great value but we wanted to offer even more.

"In fact, the scheme has been so successful that other water companies are going to follow our lead this year."

Meanwhile, the company's five-year investment programme is continuing to improve water and wastewater services across the North West.

The £3 billion programme is the biggest package of water quality and environmental improvements the country has ever seen.

Note to editors:

Customers can apply for the direct debit discount scheme by telephoning:

- 7461100 (customers without a water meter) or
- 0845 7462222 (customers with a water meter)

Author: Helen Masterton

For further information please visit www.unitedutilities.com



United Utilities

Press Releases <<b

Plant a tree in memory of a loved one - 25/02/02

A popular memorial scheme is being expanded to Cowm Valley reservoir where up to 550 trees will be planted in memory of loved ones.

The Life for a Life Memorial Forest Scheme, started in 1999 in Strinesdale Country Park Oldham, offers the bereaved the chance to plant a tree and scatter the ashes in the roots. A plaque of remembrance is placed in front of the tree.

So far hundreds of trees have been planted on land given by United Utilities for the memorial scheme, creating flourishing maturing forests and the money raised, £350,000 far, has been donated to the Royal Oldham Hospital Scanner Appeal.

Mike Crabtree, United Utilities special projects manager, said: "This scheme is becoming more and more popular as less people are choosing burial plots and there are no facilities to plants trees at crematoria. United Utilities saw this as a way of expanding its commitment to the community and the environment."

Two hectares of land have been given over to create the Whitworth Memorial Forest at Cowm Valley Reservoir, Whitworth where a mixture of broadleaf trees including rowans, oaks, birches and ash will be planted over the years.

Scheme originator and general manager, Norman Armstrong-Kersh of Oldham Health Charity Trust , said: "Life for a Life is fulfilling a need in people which is not catered for a where else in the community.

"One of the most wonderful things about the scheme is that it caters for all regardless of class, creed and status and is totally non denominational."

The memorial scheme was expanded to Rochdale last year and will then be followed by Blackburn, Burnley, Manchester and Salford.

The Whitworth Memorial Forest will be officially opened on Tuesday, February 26, at 11.15am. There will be a short dedication service by Reverand James Read, Father Pet Maloney and Rev Donald Nuttall.

The senior registrars of births, marriages and deaths at Rochdale, Oldham and Manchester now issue a 'Life for a Life' information folder with all death certificates to make people aware of the alternative way of marking their loved ones passing.

Note to editors

United Utilities, in conjunction with the Forestry Commission, has been developing 26 acres of woodland around the reservoir over the past five years. A mix of conifers and broadleaved trees have been carefully planted in blocks around the reservoir to improve landscape; provide shelter for nearby farms and benefit the community as a whole.

Author: Helen Lord



Search | Telephone Directory | Help | Feedback | Site Map | Links | Home

Knowledge Centre / News

United Utilities

- News
  - Press releases
  - Industry News
  - Internal News
  - Archive News
- Corporate Village
- Hot Topics
- UU Together
- Community
- Jobs
- Tools

Press Releases

<<b

Landmark Scottish deal for Your Communications - 25/02/02

In a major successful tender, Your Communications has won the contract to supply mobile phone services to Fife Council. The deal, which involves provision of approximately 1750 mobile handsets at present, is the first of its kind achieved by Your Communications north of the border.

Traffic will be routed via the Vodafone network, with billing managed and controlled through the IMACS Plus system to ensure optimum control and improved cost efficiency for the client. Users cover the whole range of council services, including education, social services transport and leisure staff among many others.

"This confirms our status as a major supplier of total communications solutions to local authorities throughout the UK," says Public Sector Area Sales Manager Gary Saunders. "We were able to demonstrate to Fife Council not only our ability to handle a substantial volume of call traffic, but also our highly tuned account management capabilities."

With IMACS Plus, the client is provided with precise billing details, allocated to cost centres right down to individual users. On-line management systems are also in place to ensure that they benefit from the best available tariff at any time.

"Mobile phones are one part of our provision of total telecoms solutions," confirms Marketing Manager Lisa Fowlkes, "with fixed lines, private networks and Internet service included in our full range. We are already out to tender with a number of other local authorities, and see them very much as a growth area, along with NHS trusts and other public sector bodies who depend on reliable, cost-effective communications systems."

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its Internet Business Group provides a range of specialist Internet, e-Business, Multimedia and e-Security services through dedicated specialist teams. Its parent company is United Utilities, a FTSE 100 company.

Issued by TDM Marketing Associates on behalf of Your Communications

Author: **Simon Shrouder, TDM Marketing Associates**

For further information please visit **http://www.yourcommunications.co.uk**

Search | Telephone Directory | Help | Feedback | Site Map | Links | Home
Knowledge Centre / News

United Utilities

News
Press releases
Industry News
Internal News
Archive News
Corporate Village
Hot Topics
UU Together
Community
Jobs
Tools

Press Releases

<< b

John Roberts meets Tony Blair - 27/02/02



Prime Minister Tony Blair pictured with John Roberts, United Utilities' Chief Executive at a reception on Monday (February 25th) at the Terrace Marquee alongside the House of Commons. Mr Blair praised the Merseyside area at the launch of the 'Make it Merseyside' campaign. The event was organised by the Mersey Partnership, sponsored by United Utilities, to raise the profile of Merseyside and to attract inward investment.

Author: Group Communication

For further information please visit

http://www.merseyside.org.uk